Exhibit 99.1

TROOPS, Inc. forms special committee to investigate allegations against independent director Mr. Wang Tai Dominic Li

HONG KONG , April 11, 2023 /PRNewswire/ -- TROOPS, Inc. (the "Company") today announced that certain allegations (the "Allegations") were advanced against the independent director of the Company, Mr. Wang Tai Dominic Li ("Mr. Li"), through the Civil Action HCA 938 of 2022.

While the Company does not accept these Allegations and will strenuously defend the Allegations, out of prudence and in the interest of protecting the public shareholders, the Board has formed a special committee (the "Special Committee") on April 11, 2023 to oversee an internal investigation into the Allegations, to investigate Mr. Li's independence and integrity, and to review the Company's internal corporate governance. The Special Committee is comprised of two independent directors of the Board, Ms. Yong Li Huang and Mr. Wood Shing Kei Sze, with Mr. Wood Shing Kei Sze serving as its chairman. The Special Committee has been delegated full authority to investigate the Allegations and to review the Company's internal corporate governance. The Internal Investigation is at a preliminary stage.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group's vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co